Exhibit 14

HickoryTech Corporation

Code of Ethics

HickoryTech is committed to the highest standards of legal and ethical business conduct.  This Code of Ethics summarizes the legal, ethical, and regulatory standards that HickoryTech must follow.  It applies to the Chief Executive Officer, Chief Financial Officer, all officers of the company, the Director of Regulatory Affairs, the Controller, the Division Controller, the Manager of Internal Control and other such appropriate personnel as identified, (“covered employees”) and to the Board of Directors (“Directors”) of HickoryTech Corporation.  Compliance with this Code and high standards of business conduct is mandatory.

This Code is not intended to be a comprehensive guide to all of our policies or to all the covered employees’ and Directors’ responsibilities under law or regulation.  It provides general parameters to help them resolve the ethical and legal issues they encounter in conducting our business. This Code is a guideline, or a minimum requirement, that must always be followed.  We expect each of the covered employees and Directors to read and become familiar with the ethical standards described in this Code.  Violations of the law, our corporate policies, or this Code may lead to disciplinary action, including dismissal.

Honest and Ethical Conduct

We have built our business based on excellence in service, and by adhering to the very highest standards of honesty, ethics, and fairness in our dealings with all of our business conducts.  We place the highest value on the integrity of our officers and Board of Directors, and demand this level of integrity in all our dealings.  Covered employees and Directors are required to deal honestly with our customers, suppliers, competitors, and other third parties.  The following list provides examples of dishonest and unethical conduct under the Code of Ethics, but covered employees and Directors should keep in mind that these examples are not exhaustive.  In particular, no covered employees or Directors shall:

•                                          make any bribe, kickback, or any other form of improper payment, direct or indirect, to any government or union official, customer, or supplier in order to obtain a contract, or some other commercial benefit or government action;

•                                          accept any bribe, kickback, or improper payment from anyone;

•                                          make or accept gifts or favors of more than a nominal value to or from our customers or suppliers.

HickoryTech Corporation

Code of Ethics

Conflicts of Interest

We insist not only on ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  Our covered employees and Directors should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of HickoryTech.  Where conflicts arise, covered employees and Directors must provide full disclosure of the circumstances and refrain from participating in any related decision-making process.  The following list provides examples of conflicts of interest under the Code of Ethics, but covered employees and Directors should keep in mind that these examples are not exhaustive.  In particular, without the specific permission of the Vice President of Human Resources & the Chief Executive Officer, no covered employee shall; and without the specific permission of the Chairman of the Board, no Director shall:

•                                          be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that markets products or services in competition with our current or potential products and services; supplies products or services to HickoryTech; purchases products or services from HickoryTech; or has any financial interest, including significant stock ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest;

•                                          seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•                                          be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the covered employee’s or the Director’s responsibilities to HickoryTech;

•                                          accept any personal loan or guarantee of obligations from HickoryTech, except to the extent such arrangements are legally permissible; or

•                                          conduct business on behalf of HickoryTech with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

Covered employees must notify the Vice President of Human Resources of the existence of any actual or potential conflict of interest, and Directors must notify the Chairman of the Board of such existence.

Disclosure

We are committed to providing our shareholders and investors with full, fair, accurate, timely, and understandable disclosure in the reports and documents that we file with and/or submit to the Securities Exchange Commission and in other public communications made by HickoryTech.  Any covered employee or Director in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that HickoryTech complies with all of its disclosure obligations.

Compliance with Laws

We will comply with all laws and governmental regulations that are applicable to our activities, and expect all our covered employees and Directors to obey the law.

Compliance with the Code of Ethics

Compliance with this Code is, first and foremost, the individual responsibility of each covered employee and Director.  Any violations of this Code should be reported to the Vice President of Human Resources.  HickoryTech will not allow any retaliation against any employee or Director who acts in good faith in reporting any violation of the Code.

Accountability for Adherence to the Code

All covered employees and Directors are responsible for abiding by this Code.  Discipline for failure to abide by the Code may, when appropriate, include dismissal.

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